

ALLIANCE RESOURCE
PARTNERS. L.P.

Fax

To:	Kimberly Calder	**From:**	Brian L. Cantrell
Fax:	202-772-9220	**Pages:**	2 (including cover page)
Phone:		**Date:**	January 6, 2006
Re:	File No. 0-26823	**CC:**	

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1717 South Boulder, Suite 600, Tulsa, Oklahoma 74119
P. O. Box 22027, Tulsa, Oklahoma 74121-2027
Phone: (918) 295-7673 – Fax: (918) 295-7361



ALLIANCE RESOURCE PARTNERS, L.P.

Brian L. Cantrell
Senior Vice President and
Chief Financial Officer
918.295.7673

January 6, 2006

Mr. Barry Stem
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

RE: Alliance Resource Partners, L.P.
        Form 10-K, Filed March 15, 2005
        File No. 0-26823

Dear Mr. Stem:

This letter is advise that our response letter will be edgarized on Monday, January 9, 2006, immediately after which a full copy of the response letter, including exhibits, will be hand delivered to your office.

Please call me at 918.295.7673 if you have any questions.

Sincerely,

Brian L. Cantrell
Senior Vice President and
Chief Financial Officer

cc: Ms. Kimberly Calder
        Via Facsimile 202.772.9220

U:\Cantroll, Brian\Correspondence\2006\01-06-06 Ltr to Barry Stem, SEC.doc

1717 South Boulder, Suite 600, Tulsa, Oklahoma 74119
P. O. Box 22027, Tulsa, Oklahoma 74121-2027
Fax: (918) 295-7357

CF1-00026544